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                                                                    EXHIBIT 99.1

PRESS RELEASE

          SIFY REDEFINES REMOTE CONNECTIVITY FOR CORPORATE FIELD FORCES

   iWay cyber cafe chain leveraged for secure remote sales force connectivity

CHENNAI, INDIA, AUGUST 31, AUGUST 2004: Sify Limited (Nasdaq National Market:
SIFY), India's premier Internet, networks and eCommerce Services Company, announced today the commencement of a new service that enables corporate field sales forces to securely access their intranets and post their daily sales reports from remote locations.

The challenge for large corporates like Gillette, a leading FMCG company in India and internationally, has been how to cost effectively empower their sales force with remote secure access to the intranet while on tour. This would enable them to use their Sales Force Automation tools for daily reports of sales performance for senior management. Sify's solution, which incorporates a CD with software that creates a secure tunnel over the Internet to connect to the company intranet and servers, has redefined how companies with large sales forces are looking at field force connectivity.

Says Rajnish Kumar, Regional IT Manager, Gillette Limited, "Since Sify's iWay cyber cafes are everywhere, we do not need to acquire expensive equipment for every sales person to access the Internet. Instead, they are given iWay access cards that we buy from Sify, so that the iWays themselves become the primary mode of access to the company. It's safe, secure, simple and very cost efficient. We've just started using this solution, but expect it will make a difference to productivity and the speed with which critical field data is made available to management."

Shrikant Joshi, President - Access media, Sify, said, "We have continually pioneered services and solutions using our expertise and network that benefit our customers in various ways. This solution combines our network and security expertise, along with our iWay chain, to provide a winning field force connectivity solution for corporates. This will change the way a sales person posts online reports cost effectively and securely over our network."

Access to the Internet is possible from iWay cyber cafes that are present in 64 cities and number over 2000 today, and log into their intranets to post critical business information. The solution also enables them to securely log on from any cyber cafe anywhere in India.

A number of large Indian corporates in the areas of pharmaceuticals, computer peripherals and FMCG, all of whom have large field forces, have acquired this solution, whilst others are in the process of evaluating it.

ABOUT SIFY:

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 67 cities in India. A significant part of the Company's revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify's corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber cafe chain across 64 cities. The Company's network services, data center operations, customer relationship management and eLearning services are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com

FORWARD-LOOKING STATEMENTS:

This press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
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For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in the Company's report on Form 20-F for the year ended March 31, 2004 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Appasamy
Chief Communications Officer
Sify Limited
Tel: +91-044-22540770, Extn: 2013
Email: david_appasamy@sifycorp.com